Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Fiscal Year Ended August
(in thousands, except ratios)	2016 (52 weeks)	2015 (52 weeks)	2014 (52 weeks)	2013 (53 weeks)	2012 (52 weeks)

Earnings:
Income before income taxes	$1,912,714	$1,802,612	$1,662,714	$1,587,683	$1,452,986
Fixed charges	238,389	236,996	249,513	265,108	250,056
Less: Capitalized interest	(909)	(963)	(1,041)	(1,303)	(1,245)

Adjusted earnings	$2,150,194	$2,038,645	$1,911,186	$1,851,488	$1,701,797

Fixed charges:
Gross interest expense	$142,981	$146,777	$163,544	$180,085	$170,481
Amortization of debt expense	7,980	6,230	6,856	8,239	8,066
Interest portion of rent expense	87,428	83,989	79,113	76,784	71,509

Fixed charges	$238,389	$236,996	$249,513	$265,108	$250,056

Ratio of earnings to fixed charges	9.0	8.6	7.7	7.0	6.8

83